03002624

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF2-6-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-53682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/10/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamaren Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34D Constitution Way
(No. and Street)

Marblehead, MA 01945
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Tamaren 781-235-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

793 Turnpike Street North Andover, MA 01845-6177
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tamaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamaren Investments, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Founder and CEO

Title

Commonwealth of Massachusetts
County of Essex
Date: January 26, 2003

Michael V. Cannavo Notary Public Expires: August 7, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAREN INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member
Tamaren Investments, LLC
34D Constitution Way
Marblehead, Massachusetts 01945

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Tamaren Investments, LLC as of December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the period from inception (May 10, 2002) through December 31, 2002. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamaren Investments, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 13, 2003

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com

December 31		2002
Assets		
Current Assets:		
Cash	$	18,818
Commissions Receivable		1,125
Total Assets	$	19,943
Member's Equity		
Member's Equity	$	19,943
Total Member's Equity	$	19,943

The accompanying notes are an integral part of these financial statements.

For the Period from Inception (May 10, 2002) through December 31		2002
Revenues:		
Commissions	$	10,829
Other Revenue		668
Total Revenues		11,497
General and Administrative Expenses:		
Professional Fees		3,500
Regulatory Fees		3,116
Office Supplies		548
Miscellaneous		378
Dues and Subscriptions		200
Education		65
Total General and Administrative Expenses		7,807
Net Income	$	3,690

The accompanying notes are an integral part of these financial statements.

For the Period from Inception (May 10, 2002) through December 31	2002
Member's Equity, Beginning	$ -
Member Contributions	106,304
Member Distributions	(90,051)
Net Income	3,690
Member's Equity, Ending	$ 19,943

The accompanying notes are an integral part of these financial statements.

For the Period from Inception (May 10, 2002) through December 31		2002
Cash Flows from Operating Activities:		
Net Income	$	3,690
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Increase in Commissions Receivable		(1,125)
Net Cash Provided by Operating Activities		2,565
Cash Flows from Financing Activities:		
Member Contributions		106,304
Member Distributions		(90,051)
Net Cash Provided by Financing Activities		16,253
Net Increase in Cash and Ending Cash	$	18,818

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies:

Reporting Entity: Tamaren Investments, LLC (the LLC) was formed on May 10, 2002 as a Delaware limited liability company. On June 12, 2002, the LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer to provide securities brokerage, placement and underwriting services. The LLC utilizes a clearing/carrying broker to execute brokerage transactions and to perform custodial functions relating to customer securities.

Revenue Recognition: The LLC recognizes revenues and expenses relating to commissions on a trade date basis.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Tamaren Investments, LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and certain state income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States. Actual results experienced by the LLC may differ from those estimates.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 12.5% of aggregate indebtedness or $5,000. As of December 31, 2002, the LLC's net capital amounted to $19,943.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0 to 1, as of December 31, 2002.

The LLC is required by its clearing broker to maintain net capital of not less than $6,000.

3. Related Party Transactions:

Under the terms of an expense agreement, an affiliate has agreed to pay substantially all non-regulatory expenses of the LLC, including travel and entertainment, marketing, office and related overhead and depreciation.

The LLC also acts as a broker in security transactions for related parties. All commission revenues derived from such transactions are initiated by the respective related parties. During the year ended December 31, 2002, total revenue recognized from these transactions totaled $10,793.

For the Period from Inception (May 10, 2002) through December 31		2002
Aggregate Indebtedness	$	-
Member's Equity	$	19,943
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	14,943
Ratio of Aggregate Indebtedness to Net Capital		0 to 1

No material differences exist between the above computation of net capital and the unaudited filing of Part IIA of the FOCUS report. Accordingly, no reconciliation of audited computation of net capital under Rule 15c3-1 to unaudited FOCUS report Part IIA has been presented.

MFA

Moody, Famiglietti & Andronico, LLP
Certified Public Accountants and Consultants

To the Member
Tamaren Investments, LLC
34D Constitution Way
Marblehead, Massachusetts 01945

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Tamaren Investments, LLC as of December 31, 2002 and for the period from inception (May 10, 2002) through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

793 Turnpike Street, North Andover, MA 01845-6177
(978)688-7300 (800)244-2081 fax (978)685-2333
info@mfa-cpa.com www.mfa-cpa.com

MFA

To the Member
Tamaren Investments, LLC
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
January 13, 2003